JAMES S. BYRD, P.A.

ATTORNEYS AT LAW

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

(407) 567-7993

April 30, 2018

Mr. Christopher Dunham, Staff Attorney

Ms. Erin Martin, Special Counsel, Office of Financial Services

Via email and Edgar filing: dunhamc@sec.gov

Re: Legion Capital Corporation Form 1-A filing

File# 024-10638

Dear Mr. Dunham and Ms. Martin,

This firm represents Legion Capital Corporation in the referenced matter, and we are in receipt of your comment letter dated April 3, 2018. We hereby respond to the comment letter as follows:

General

1.	We note your response to comment 1 and are still evaluating your analysis of whether your acquisitions of these secured loans are securities or investment securities for purposes of the Investment Company Act of 1940. Please also file any material updates or additional analysis on this issue as correspondence on EDGAR, such as an update regarding the consummation of the PricePoint acquisition.

RESPONSE: WE HAVE UPDATED THE ANALYSIS THROUGH EDGARIZED CORRESPONDENCE DATED APRIL 9, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

2.	Please expand your disclosure regarding Legion Select Holdings, LLC’s holdings to clarify the material terms of the loans, including how the security interest in each was perfected and the terms of the loans in the event of default. In addition, please clarify if the holdings listed on page 8 are the same disclosed under “Note 3- Notes Receivable” on page F-22. Finally, please also disclose the terms of the preferred stock that was issued in exchange for the assets of Legion Select Venture Fund, LLC on November 30, 2017.

RESPONSE: WE HAVE UPDATED OUR AMENDED FILING ACCORDINGLY. PLEASE NOTE WE HAVE SUBSTITUTED THE 2016 AUDITED FINANCIALS AND THE NOVEMBER 30, 2017 UNAUDITED FINANCIALS FOR AUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2017. IN THAT REGARD, THE “NOTES” RECEIVABLE LISTED IN THE FINANCIAL STATEMENTS DO INCLUDE THE NOTES RECEIVABLE BY LEGION SELECT HOLDINGS RELATED TO THE SUBJECT TRANSACTIONS.

James S. Byrd, Jr.

Legion Capital Corporation
April 16, 2018

Principal Stockholders, page 13

3.	We note your revision in response to comment 2. As required by Item 403 of Regulation S-K, please disclose:

●	Each director or named executive officer’s beneficial ownership individually, including shares such persons have the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1). In this regard we note your disclosure elsewhere that Mr. Hilton beneficially owned 2 million shares as of June 30, 2016 and had fully vested stock options to acquire 3 million shares as of December 31, 2017, in each case through his management BGA Holdings, LCC;

●	The percent of class owned for each person in the revised table based on your approximately 13,747,379 shares outstanding; and

●	The address of Legion Capital Partners or any other person listed in the revised table.

RESPONSE: WE HAVE UPDATED OUR AMENDED FILING ACCORDINGLY, AND TO REFLECT THAT THE ORIGINAL 2 MILLION SHARES ISSUED TO MR. HILTON’S COMPANY WERE CANCELLED IN EXCHANGE FOR THE 3 MILLION STOCK OPTIONS GRANTED TO HIM.

Sincerely,

James S. Byrd, Jr.